GRASIM

ADITYA BIRLA GROUP

SEC Mail Processing
Section

APR 22 2008

Washington, DC
111

March 28, 2008

082-03322

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

Re: Expansion of Company's VSF Capacity

This is to inform you that, further to commission of Line Four at its Birla Cellulosic Viscose Staple Fibre (VSF) Plant at Kharach (Gujarat), the Unit has now commissioned Line Three at the same location having annual VSF Capacity of 31,940 MT per annum. With the above expansion of capacity, the total VSF capacity at Company's Birla Cellulosic Unit at Kharach, is 1,27,750 MT per annum

The Company's total VSF capacity post above expansion is 3,33,975 MT per annum.

Thanking you,

Yours faithfully,

08002162

PROCESSED
APR 30 2008
THOMSON REUTERS

Ashok Malu
Ashok Malu
Company Secretary

4/28

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)